UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended June 30, 2014

OR

 [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from _____________ to ______________

Commission file number  000-20969

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of security held pursuant to the Plan and the address of its principal executive office:

Hibbett Sports, Inc.
2700 Milan Court
Birmingham, Alabama 35211

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of June 30, 2014 and 2013	4

Statements of Changes in Net Assets Available for Benefits for the Years	4
Ended June 30, 2014, 2013 and 2012

Notes to Financial Statements	5

Exhibits	7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 26, 2014	By:	/s/ Scott J. Bowman
Scott J. Bowman
Senior Vice President and Chief
Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (the Plan) as of June 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama                                                                                                                /s/ KPMG LLP
September 25, 2014

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits
June 30, 2014 and 2013

	2014	2013

Receivable from Hibbett Sports, Inc.	$75,689	$69,314
Total net assets	$75,689	$69,314

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2014, 2013 and 2012

	2014	2013	2012

Net assets, beginning of year	$69,314	$61,960	$58,193
Participant contributions	363,980	374,423	297,457
Contributions used for stock purchases
on behalf of participants	(357,605)	(367,069)	(293,690)

Net assets, end of year	$75,689	$69,314	$61,960

See accompanying notes to financial statements.

HIBBETT SPORTS, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
June 30, 2014, 2013 and 2012

1.	DESCRIPTION OF PLAN

The following description of the Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (Plan) is provided for general information only.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan provides eligible employees of Hibbett Sports, Inc. and its subsidiaries (the Company) an opportunity to purchase shares of common stock of the Company.  The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes.  The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

Participants in the Plan may purchase shares of the Company's common stock through payroll deductions during the plan year.  Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant's eligible pay each period.  On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan.  Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the fair value of the common stock on the first day of the calendar quarter or 85% of the fair value of the common stock on the last day of the calendar quarter.  Participation in the Plan shall automatically cease upon termination of a participant's employment whether by retirement, death or otherwise.

The Plan is administered by the Company.

2.	PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan.  In the event of plan termination, the participant's rights to acquire common stock continues until the end of the current option period, at which time the balance of a participant's withholding account would be returned to the participant and no further contributions would be accepted.  Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of:  (1) the issuance of 204,794 shares of common stock reserved for employee purchase as defined in the Plan Agreement, or (2) the end of the fortieth quarterly offering.  As of June 30, 2014, the Plan had issued 132,222 shares of common stock to participants of the Plan.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Plan conform with U.S. generally accepted accounting principles (U.S. GAAP).  The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – In preparing the financial statements in conformity with U.S. GAAP, the Plan's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ significantly from those estimates.

Participant Contributions – Participant contributions are recorded in the period in which funds are withheld from participants' compensation.

Contributions Used for Stock Purchases on Behalf of Participants – Contributions used for stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

4.            RECENT ACCOUNTING PRONOUNCEMENTS

The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to our operations.  As of June 30, 2014, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

5.            PLAN OBLIGATIONS

As of June 30, 2014, 2013 and 2012, the Plan was obligated to purchase 1,580, 1,385 and 1,317 shares of the Company's common stock for participants of the Plan, respectively.  The fair value of the Company's common stock on June 30, 2014 and April 1, 2014, was $53.44 and $54.17 per share, respectively, on June 30, 2013 and April 1, 2013, was $55.57 and $56.00 per share, respectively, and on June 30, 2012 and April 1, 2012, was $57.71 and $54.55 per share, respectively.  All common stock acquired in connection with the Plan is distributed directly to participants.

6.            INCOME AND EXPENSES

All expenses of the Plan are paid by the Company on behalf of the Plan.  The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan.  Participants are not taxed upon receipt or exercise of options.  Participants are taxed upon disposition of shares purchased under the Plan.

7.            TAX STATUS

The Plan administrator has determined that the Plan, as amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC).  The Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of Section 423 of the IRC and the Plan Agreement.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has determined that there are no uncertain tax positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

INDEX TO EXHIBITS

Exhibit Number

4.1
Hibbett Sports, Inc. 2005 Employee Stock Purchase Plan (incorporated by reference to exhibit filed in the Company's Registration Statement on Form S-8 (Registration No. 333-126316), filed with the Securities and Exchange Commission June 30, 2005).

23.1*	Consent of Independent Registered Public Accounting Firm

*  Filed herewith